

NEWGIOCO
G R O U P

Investor Presentation

NATIONAL INVESTMENT BANKING ASSOCIATION

Westin New York at Times Square – March 26 – 27, 2018

OTCQB:NWGI

Regulated leisure lottery and gaming *everyday betting*

- **fully integrated, technology driven operator**

- **both online and land-based retail channels**

- **all-brands gaming, poker, bookmaker**

- **government regulated operations**

- **AML and KYC governance**

- **explosive global market**

- **relatively new industry**

- **high-profile mergers**





Disclaimer

This Presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "forecast," "plans," "intends," "potential" and similar expressions. These statements reflect the company's current beliefs and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.

Factors which may cause such differences include the company's ability to complete additional acquisitions, expand our distribution, increase our client base and other risks disclosed in the Company's SEC filings. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information covered in this press release, including such forward-looking statements.

Investment
highlights



➤ **Founders are vested**

➤ **Over 20 years experience**

➤ **Strong, steady growth in sales and earnings**

➤ **Certified by MGA (Malta) and ADM (Italy)**

➤ **ISO 9001:2008 Quality Management Certified controls**

➤ **Risk Management - Bet Trading and Acceptance division**

➤ **Talented software development team - in-house MVP**

➤ **Completed three transformative acquisitions from 2014 – 2016**

➤ **State-of-the-Art Betting Platform with active Commercial Contracts**

➤ **Land-based (Onsite) and Web-based (Online) retail gaming licenses**





NEWGIOCO
G R O U P

4

STRENGTHS

SERVICE INCOME (software licensing)

- Superior Betting Platform Technology
- Multi-channel platform servicing the mobile, tablet and desktop user
- Speed, efficiency and flexibility
- Fully customizable - modular architecture
- Malta and Italy certified

TRANSACTIONAL INCOME (wager activity)

- Proven operations across Italy
- Approximately 1,000 web-based and 170 land-based stores
- Strong, recognizable brands
- Serving over 86,000 registrations plus walk-in clients
- Steady wager growth exceeding of 80% year-over-year
- Fully compliant within the strict Italian regulation guidelines

Cutting-edge Betting Technology Software



- **high-performance server infrastructure**
- **highly flexible, adaptable and scalable**
- **artificial intelligence – Feb 2018 launch**
- **business intelligence – Mar 2018 launch**
- **super fast shop-client architecture**
- **innovative and customisable**
- **multi-channel functionality**
- **efficient, low-cost engine**
- **advanced HTML5 Mobile - Q3'17**



Multi-channel functionality

- **cash**

- **e-credit**

- **e-wallet / crypto-wallet**

- **credit and ATM cards**

- **bank wire / money order**

- **cryptocurrency / blockchain ready**





NEWGIOCO
GROUP

Robust
economics

BETTING SALES



$ millions

600.00
500.00
400.00
300.00
200.00
100.00
0.00

2014
2015
2016
2017e
2018e
2019e
2020e
2021e

➤ **2015 Betting Turnover reached $77 million**, **increasing 108% over $37 million in 2014**

➤ **2016 Betting turnover grew by 43% to $122 million**

➤ **2016 Casino play growth of 43% and Sports Betting growth of 46% both in line with Betting Turnover growth**

➤ **2017 reached $220 million or 45% growth**

➤ **2018 forecast to exceed $280 million or 27% over 2017 with implementation of new platform**

RESULTS DRIVEN



Revenue

$ millions



EBITDA

- *$6.5 million in cash*
- *Profitable operations*

Strong brand recognition











NWGI - **Positioned** to serve **$400bn** global online gaming market



ONLINE **LEISURE GAMING**

In 2016, the Italian regulated online leisure gaming market was valued at over $1.2bn after payouts, from $860mm in 2015.

- Grown to over $1.8bn in 2017;
- Fully regulated, producing over $300mm in 2016 tax revenue;
- Second largest in Europe after UK;
- Followed by France and Spain.

11

* 2016 Data Source: Polytechnical Institute of Milano; Online Gaming Academy

FUTURE OF MOBILE

Mobile Gaming Facts.

Today, the Mobile phone is the **most prolific method of communication** and continues to grow in market size and range of applications.

+50%
- incremental growth of 50% in Mobile phone use;
- metric in continuous growth phase.

23%
- market penetration compared to 2015.

84% Smartphone
- 84% of market using smartphone technology.

16% Tablet
- Tablet users account for 16% of the market.



84% Smartphone users

16% Tablet users

2,5% Tax revenue

23% 4% increase compared to 19% in 2015

+50% 50% increase compared to 2015
- 283 Million Spent

* 2016 Data Source: Polytechnical Institute of Milano; Online Gaming Academy

USA Sports Betting

Industry facts and Market

- AMERICANS BET AT LEAST **$150 BILLION** ON SPORTS ANNUALLY *** ILLEGALLY ***

- **The Paradox**

- About $140 million wagered legally in Nevada on one game – SUPER BOWL
- About $4.6 billion wagered illegally offshore on one game - ?
- over **$36 billion will** be wagered on MLB this season
- about **$10 billion** wagered on March Madness
  - **3%** – will be wagered **legally through Nevada sports books**
  - **97%** – will be placed **illegally**

- **Smartphone apps** currently handle **70% of Nevada sports betting**
  - **representing a $4.9 billion** market last year

- **ACTIVE SPORTS BETTING LEGISLATION IN THE U.S.A.**
  - 10 States enacted online gaming bills in 2017
  - **in July 2018 Supreme court ruling expected on sports betting**
- **Regulation means protection for consumers and tax revenue for state and federal confers.**

Source: American Gaming Association (AGA)

NWGI Growth Drivers

- **Consolidating** core market
  - 300 operators in 2015 to **85 in 2016**

- 23% of **$400bn** global market
  - 3.7 mm total players
  - 1 mm active monthly players
  - Only **4.8%** currently **play online**

- **Mobile** growing at 54% GAGR



NWGI OPPORTUNITY

* we all gamble in some way shape or form – everyday..

Great reasons to look at NWGI now

- **Innovative, market-leading betting software technology**

- **Blockchain code and betting ICO in 2018 Business Plan**

- **Consolidating undervalued regional and global markets**

- **Liberalizing US sports betting market**

Emerging market leader



NEWGIOCO
G R O U P

Contact: Newgioco Group, Inc.

Michele (Mike) Ciavarella, CEO
m.ciavarella@newgiocogroup.com
+1.416.997.4788

GRAZIE